[CLOUD PEAK ENERGY INC. LETTERHEAD]

December 13, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549-4628
Attention:  Anne Nguyen Parker

Roger Schwall

Caroline Kim

Re:                 Cloud Peak Energy Inc. Registration Statement on Form S-1
Filed November 19, 2010
File No. 333-170744

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cloud Peak Energy Inc. (the “Company”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-1, as amended by the Amendment No. 1 to Registration Statement on Form S-1/A, as further amended by the Amendment No. 2 to Registration Statement on Form S-1/A (File No. 333-170744), to 2:00 pm ET on Wednesday, December 15, 2010, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael C. Ryan, Cadwalader, Wickersham & Taft LLP at (212) 504-6000 with any questions you may have concerning this request.  In addition, please notify Mr. Ryan when this request for acceleration has been granted.

Cloud Peak Energy Inc.

By:	/s/ Bryan Pechersky
Name:	Bryan Pechersky
Title:	Senior Vice President and General Counsel